LAW OFFICES

Glaser, Weil, Fink, Jacobs, Howard & Shapiro, llp

10250 Constellation Boulevard

Nineteenth Floor

Los Angeles, California 90067

(310) 553-3000

Fax (310) 556-2920

Direct Dial Number
(310) 282-6295	May 28, 2010
Email: hdemas@glaserweil.com

Ms. Jennifer Gowetski

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 3010

Washington, D.C. 20549

Re:                             Tropicana Las Vegas Hotel and Casino, Inc.

Registration Statement on Form 10

File No. 000-53894

Dear Ms. Gowetski:

On behalf of Tropicana Las Vegas Hotel and Casino, Inc. (the “Company”), we hereby submit for filing by direct electronic transmission Post-Effective Amendment No. 1 (“Post-Effective Amendment No. 1”) to the above referenced Registration Statement (the “Registration Statement”).  We are also sending via courier five marked (without exhibits) and five clean (with exhibits) paper copies of Amendment No. 1 for the convenience of the staff (the “Staff”) of the Securities and Exchange Commission.

In addition, we are providing, on behalf of the Company, the following responses to the comment letter dated May 7, 2010 from the Staff regarding the Registration Statement.  To assist your review, we have included the text of the Staff’s comments below in italicized type.  Please note that all references to page numbers in our responses are references to the page numbers in Post-Effective Amendment No. 1.

General

1.                                      We note your response to comment 2 of our previous letter dated March 16, 2010.  Please revise your disclosure under the Company Registration Requirements subheading on page 11 to clarify that you are filing this registration statement to qualify as a “publicly traded corporation” under the Nevada Gaming Control Act.

The Company has made the requested revision on page 13.

2.                                      We have considered your response to previous comment 3.  However, in light of your disclosures throughout the filing regarding the highly competitive nature of your industry, the competitive position of the Tropicana Las Vegas Hotel and market sensitivity regarding consumer discretionary spending, please revise to more specifically discuss the risk and potential impact on your business if you were unable to retain and utilize the “Tropicana” name.

The Company has made the requested revision in the risk factor on pages 26 and 27 and included a cross-reference to the risk factor in the discussion of the litigation in Item 1. Business—Litigation on page 12.

Item 1.  Business

3.                                      We note your response to previous comment 6.  Please revise your disclosure to describe the ownership structure of Trilliant Gaming and Armenco.  Please clarify, if true, that Mr. Alex Yemenidjian owns 100% of Armenco, your current operator, and that Mr. Alex Yemenidjian owns a third of Trilliant Gaming, which will manage your operations once you are able to obtain all governmental registrations, findings of suitability, licenses, qualifications, permits and approvals.  In addition, discuss whether you anticipate any changes in your fee structure once Trilliant Gaming begins to manage your operations.

With respect to the ownership structure of Trilliant Gaming, the Company respectfully advises the Staff that Trilliant Gaming is 100% owned by Mr. Alex Yemenidjian, the Company’s Chairman of the Board, Chief Executive Officer and President, Mr. Timothy Duncanson, one of the Company’s directors, and Mr. Gerald Schwartz, the chairman and controlling stockholder of Onex Corporation.  Each of Messrs. Yemenidjian, Duncanson and Schwartz owns one-third of the outstanding voting securities of Trilliant Gaming.  This was disclosed in Pre-Effective Amendment No. 1 to the Registration Statement filed on April 13, 2010 (“Pre-Effective Amendment No. 1”) and continues to be disclosed in Post-Effective Amendment No. 1 in the same places on pages 3 (in footnote 1 to the ownership chart), 22 (in the risk factor), 51 (in footnote (1)(a) to the beneficial ownership table), 58 (in the discussion of the relationship of the Company to Trilliant Gaming) and 65 (in the overview to the discussion on the Trilliant Management Agreement).  The only other outstanding capital stock of Trilliant Gaming is one non-voting preferred share held by Mr. Yemenidjian, which share had a subscription price of $10,000 and upon a liquidation of Trilliant Gaming is entitled to receive the subscription price plus any accrued and unpaid dividends (dividends accrue at the rate of 8% per annum).  This one non-voting preferred share represents a de minimus ownership interest in and has no effect on the control of Trilliant Gaming.  We have added disclosure with respect to the one non-voting preferred share on pages 3 (in footnote 1 to the ownership chart), 22 (in the risk factor) and 58 (in the Item 7 discussion of the relationship of the Company to Trilliant Gaming).

With respect to the ownership structure of Armenco, the Company has revised the disclosure on pages 5, 22 and 65 to clarify that Armenco is 100% owned by three trusts the beneficiaries of which are Mr. Yemenidjian and members of his immediate family, with

Mr. Yemenidjian acting as the sole manager of Armenco and the trustee of each of the three trusts.

The Company respectfully advises the Staff that Trilliant Management, L.P. (“Trilliant LP”), a wholly owned subsidiary of Trilliant Gaming, will be managing the Company’s operations once the Company is able to obtain all governmental registrations, findings of suitability, licenses, qualifications, permits and approvals.  Mr. Alex Yemenidjian owns a third of Trilliant Gaming, the parent company of Trilliant LP.  The relationship between Trilliant LP and Trilliant Gaming is disclosed on pages 2 (in the third bullet point), 5 (in the first bullet point), 23 (in the first full paragraph), 43 (in the first paragraph), 58 (in the discussion of the relationship of the Company to Trilliant Gaming) and 65 (in the description of the Trilliant Management Agreement).  Mr. Yemenidjian’s ownership interest in Trilliant Gaming is disclosed in a number of places through the Registration Statement as described in the first paragraph to the response to this comment #3.

With respect to the fee structure once Trilliant LP begins managing our operations, since the filing of Pre-Effective Amendment No. 1 the Company has entered into an agreement with Trilliant LP setting forth the terms of the arrangement.  The finalized terms of the arrangement are described in the discussion of the Trilliant Management Agreement starting on page 65.  The executed version of the Trilliant Management Agreement is being filed as exhibit 10.8 to Post-Effective Amendment No. 1.  As such, the Registration Statement now discloses the Company’s management arrangements, including fee arrangements, both currently with Armenco (the discussion of the Lease Agreement starting on page 64) and in the future with Trilliant LP (the discussion of the Trilliant Management Agreement starting on page 65), and both agreements have been filed as exhibits thereto.

Background, page 4

4.                                      We note your revised disclosure in response to prior comments 7 and 8; however, we continue to believe that the disclosure in the last bullet point on page 5 should be further revised to discuss all obligations in greater detail or, alternatively, to explain why you do not believe certain assumed responsibilities are material to your ongoing operations.

The Company respectfully advises the Staff that all of its assumed obligations and liabilities mentioned in the last bullet point on page 5 were described in the paragraph immediately following such bullet point in Pre-Effective Amendment No. 1.  To make this clearer, in Post-Effective Amendment No. 1 we have moved the contents of that paragraph to be part of the last bullet point on page 5, and revised the language in that bullet point for additional clarity.  The Company is not aware of any other obligations and liabilities in respect of the bankruptcy case that are not described, and quantified to the extent possible, in the last bullet point as revised in Post-Effective Amendment No. 1.

Nevada Gaming Regulation and Licensing page 11

5.                                      We note your response to prior comment 14 and reissue that comment in part.  Your current disclosure that the industry is “highly regulated” is vague as to the specific regulations impacting your business.  Please note that we are requesting that you revise to specifically identify material regulations, not explain which of such regulations have the most significant impact on your business.

The Company has revised the disclosure as requested on pages 12 and 13.

Item 6.  Executive Compensation

Compensation Discussion and Analysis

General

6.                                      We reissue comment 24.  Please disclose the peer group that you will look to in determining the compensation and clarify, if true, that it is unclear when such compensation will be increased.

The Company has revised the disclosure on page 57 to provide additional disclosure of the factors the Company’s board of directors may use to determine the “substantial completion of the renovation,” the types of companies that the Company’s board of directors may look to in determining an increase in the compensation for Mr. Yemenidjian and that it is uncertain when any such increase may occur.

Item 7.  Certain Relationships and Related Transactions, and Director Independence

7.                                      Please supplement your disclosure under this subheading to describe your recent $60 million loan arrangement with one of your stockholders.  Please also attach this agreement as an exhibit to your filing.

The Company respectfully advises the Staff that, as discussed with the Staff, a description of the $60 million loan agreement is not required pursuant to Instruction 4.b. to Item 404(a) of Regulation S-K due to the fact that the “related person” that is a party to the loan agreement (namely, The Foothill Group, Inc.) is a “security holder covered by Item 403(a)” (namely, a beneficial owner of greater than 5% of the Company) as provided by Instruction 1.b. to Item 404(a) of Regulation S-K.

The Company respectfully advises the Staff that the $60 million loan agreement was filed as exhibit 10.6 to Pre-Effective Amendment No. 1.

3.  Voluntary Reorganization under Chapter 11 of the Bankruptcy Code

Plan of Reorganization, page F-12

8.                                      We note your response to prior comment 9 and your revised disclosure on page 4 which states that the Tropicana Entertainment (TEH) Warrant was issued as partial compensation for TEH’s operation and management of the Tropicana Las Vegas from time of confirmation through the effective date of the Bankruptcy Plan.  We also note your response to prior comment 30 which states that you ascribed no value to the warrants based on the valuation models used.  Please further tell us the following:

•                  We note that the warrant was issued to a nonemployee for services provided; please further tell us what consideration you gave to the value of the services received when determining the appropriate value and accounting treatment of the award.  For reference, see ASC 505-50-30-2 through 30-6.

•                  You state that the warrant issued was only partial compensation.  Please advise us of the remaining compensation owed or paid to TEH for these services.

•                  On page F-23, you disclose that TEH has asserted a claim of approximately $520,000 for management fees and that you dispute a portion of the claimed fees.  Please clarify if these disputed fees are related to the same services for which the warrant was issued.

The Company respectfully advises the Staff that the Company determined in accordance with accounting guidance related to equity based compensation to non-employees, that the fair value of the warrant issued was a more reliable measurement of the transaction, since the inputs are based on stated/published amounts and/or is derived from 3rd party valuations such as the business enterprise value, than establishing a value for the services received as no services provided were directly associated to the issuance of the warrant. Under the management services agreement entered into between the Company and TEH, the terms called for the Company  to reimburse TEH, as compensation, for all costs and expenses incurred by TEH that were directly attributable to the Company during the period from the Confirmation Date of May 5, 2009 through the Effective Date of July 1, 2009.  The management service agreement does not provide for a reliable measure for determining what the management fee for this period would be (i.e. percentage of revenue). On the Effective Date the Company reimbursed TEH as required under the management service agreement, for  costs and expenses incurred by TEH on behalf of the Company of approximately $1.1 million, which were settled in cash and expensed by the Company.  The claim by TEH of approximately $520,000, for management fees, has not been paid to TEH and is currently in dispute due to a lack of performance.  It was determined by the Company that there was no additional consideration to be provided for the services rendered from the period of the plan confirmation to the date of emergence as it related to the TEH Warrant that was issued as the amounts indicated above included all fees due to TEH.

4. Fresh-Start Reporting, page F-15

9.                                      We note your response to our prior comment 33.  It appears that the revenue growth rate assumptions used in your determination of enterprise value may not be reasonable.  You projected an increase in 2nd half 2009 revenues of 23% over 1st half 2009 revenues, and 16.9% growth of 2010 revenues on top of that, followed by 20.4% revenue growth in 2011, and still high growth rates of 9.8%, 8.3% and 8.4% in 2012, 2013, and 2014, respectively.  Please explain the basis for these assumptions.  Please compare projected revenues for the 2nd half of 2009 revenues to actual revenues for that period in your response.

The Company respectfully advises the Staff that the projected revenues of $53.9 million in the 2nd half of 2009 were based on the assumptions that the Company would begin the process of re-positioning the property and would start to realize value from the new management team.  However, actual revenues for the period were $33.6 million, which were impacted by the acceleration of the disruption associated with the $125 million capital improvement project that is currently in process and scheduled to be completed in phases until the end of 2010.  As a result of the acceleration, additional rooms and larger sections of the gaming area were closed for renovation at an earlier time than originally projected resulting in lower revenues as well as a reduction in operating expenses.  Increases in revenues in 2011 are based on the assumption that the Company would begin to realize the benefit of the capital improvement project discussed above.  The revenue growth rates for 2012, 2013 and 2014 were based on incremental increases resulting from the aforementioned contributions from a more experienced and skilled workforce and the capital improvement projects as well as an anticipated improvement in the current state of the U.S. economy and corresponding increase in visitation and customer spend in the Las Vegas marketplace.

10.                               We note that you gave equal weighting to the income and cost approach to reach the enterprise value.  Please clarify how you incorporated market observations and/or any applicable functional and economic obsolescence into your application of the depreciated replacement cost method.

The Company respectfully advises the Staff that in arriving at the fair value of real property it identified three comparable improved sales on the Las Vegas Strip and utilized the sales price on a per room basis to benchmark the cost approach.  Additionally, the Company relied on the “market approach” to value certain personal property assets such as slot machines, vehicles and similar types of personal property.  Because these types of assets are commonly traded in the secondary market there is third party empirical data which we used to estimate fair values.  The “market approach” normally captures all forms of obsolescence including functional and economic so our estimated fair value conclusions considers all forms of obsolescence.

11.                               On page F-10 you disclose that the predecessor recorded an impairment charge of $427 million during the first half of 2009 to reduce the book value of property and equipment to its fair value.  Please tell us what changes occurred between the date of this impairment testing and the implementation of fresh start reporting on July 1, 2009, which resulted in an increase in the fair value of property and equipment of $27 million, an increase of more than 13%, plus the impact of depreciation recorded.   Additionally, please tell us what valuation methodologies were utilized in determining the fair value of property and equipment for purposes of the impairment testing.

The Company respectfully advises the Staff that the Predecessor calculated the fair value, for impairment testing, solely based on the cost approach which resulted in the fair value being ascribed exclusively to land and personal property, as the Predecessor assumed that a market participant buyer would no longer operate the property since they estimated the highest and best use for the property was to sell the property’s assets (land and personal property).  It should be noted that the Predecessor considered the use of an income and market approach, but did not ultimately rely upon them since they resulted in value indications below the value indicated on a cost approach.

The Company determined fair value for fresh start reporting by applying equal weight to the income and cost approach taking into account two scenarios: (i) the continued operation and renovation of the property and (ii) the fair value of the property’s assets assuming the sale of the assets (similar to the Predecessor’s approach).  Given the market participant support for investment and continued operations of the property that was indicated through the Company’s post emergence operating plan, it was determined that both the Predecessor’s assessment of highest and best use and the Company’s current plan should be considered equally in the final valuation.

6. Property and equipment, net, page F-18

12.                               Please tell us whether or not you tested your long-lived assets for impairment during the six-months ended December 31, 2009.  Given the shortfall in revenues for the period in comparison to the projected revenues used in your determination of enterprise value, 38%, and the significant projected growth for 2010 and subsequent periods over and above the projected 2009 revenue, it appears there were significant indicators of impairment.  Please advise.

The Company respectfully advises the Staff that it performed tests for impairment covering the six months ended December 31, 2009 utilizing actual revenues of $33.6 million and the actual debt free cash flows for the six month period ended December 31, 2009 along with revising the projections for 2010 using actual revenue incurred to date as a basis for projecting revenues and revised debt free cash flows.  Based on these analyses, the Company determined that the undiscounted cash flows exceeded the carrying value of the assets and no impairment was warranted.

13. Basic and Diluted Note Income (Loss) Per Share, page F-26

13.                               Please tell us why the convertible preferred shares were not included in the calculation of diluted net loss per share for the period ended December 31, 2009.

The Company respectfully advises the Staff that in accordance with Accounting Standards Codification (“ASC”) No. 260, “Earnings Per Share”, the convertible preferred shares were not included in the calculation of diluted net loss per share for the period ended December 31, 2009 as doing so would be anti-dilutive.  The Company has revised the disclosure on page F-26.

16. Subsequent Event, page F-29

14.                               You disclose that you will issue an additional 45,585 shares of Series 2 Preferred as consideration to the lead arranger and administrative agent of the Credit Agreement.  Please tell us how you intend to account for this issuance.

The Company respectfully advises the Staff that the shares issued in accordance with the Credit Agreement are intended to be accounted for based on ASC 505-50, “Equity Based Payments to Non-Employees”.  The Company measured the fair value based on the number of preferred shares issued and the per share amount as stipulated in the fee letter of the Credit Agreement.  The value assigned of $4.6 million will be recorded as debt issuance costs and will be amortized over the term of the Credit Agreement.

*              *              *              *              *

We have attached as Annex A to this letter a statement from the Company with the acknowledgements that you requested.

If you should have any questions or comments regarding this letter or Post-Effective Amendment No. 1, please contact the undersigned at (310) 282 — 6295 or Janet McCloud at (310) 282 — 6247.

Very truly yours,

/s/ Harry H. Demas

Harry H. Demas
of GLASER, WEIL, FINK, JACOBS,
HOWARD & SHAPIRO, LLP

cc:	Jerard Gibson Securities and Exchange Commission Joanne M. Beckett Tropicana Las Vegas Hotel and Casino, Inc.

Annex A

Acknowledgement

The undersigned, on behalf of Tropicana Las Vegas Hotel and Casino, Inc. (the “Company”), acknowledges:

•                  the Company is responsible for the adequacy and accuracy of the disclosures in its filings with the Securities and Exchange Commission (the “Commission”);

•                  comments by the Commission staff (the “Staff”) or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Date:	May 28, 2010	/s/ Jerry L. Fox
Jerry L. Fox
Vice President and Chief Financial Officer, Tropicana Las Vegas Hotel and Casino, Inc.